Flamel Technologies Announces FDA Acceptance of New Drug Application

Lyon, France – October 18, 2012 - Flamel Technologies SA (NASDAQ: FLML) today announced that the U.S. Food and Drug Administration (FDA) has accepted the company's New Drug Application (NDA) for an undisclosed hospital-based product. Flamel has received a Prescription Drug User Fee Act (PDUFA) date, the target date for the FDA to complete its review of the NDA, of May 31, 2013. For competitive reasons, the Company has decided not to identify the product at this time, but intends to provide additional information at a later date. Flamel believes that the product could have a significant impact on the company’s revenue generation and favorably impact its progression to profitability. If approved by the FDA, the product is expected to generate approximately $25 million to $35 million or more in peak annual revenues, subject to the Company being able to market and price the product successfully, of which there can be no assurance.

"This NDA acceptance is an important milestone for our business and we believe it demonstrates the expanded capabilities of Flamel," said Michael S. Anderson, Chief Executive Officer. "This is the first of what we expect to be multiple new product applications to come from our internal pipeline over the next few years."

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About Flamel Technologies. Flamel Technologies SA’s (NASDAQ: FLML) business model is to blend high-value internally developed products with its leading drug delivery capabilities. The Company has a proprietary pipeline of niche specialty pharmaceutical products, while its drug delivery platforms are focused on the goal of developing safer, more efficacious formulations of drugs to address unmet medical needs. Its partnered pipeline includes biological and chemical drugs formulated with the Medusa® and Micropump® proprietary drug delivery platforms. Several Medusa-based products are currently in the clinical stages of development; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is being evaluated in a Phase 2b trial in HCV patients. The Company has developed products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate) and Merck Serono (long acting interferon beta 1a). Flamel is headquartered in Lyon, France and has operations in St. Louis, Missouri, and manufacturing facilities in Pessac, France. Additional information may be found at www.flamel.com.

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Contact:	Michael S. Anderson
	Phone:	33 (0) 4 72 78 34 34
	Fax:	33 (0) 4 72 78 34 35
	E-mail:	anderson@flamel.com

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This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," “may,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals may not be successfully integrated or that certain payment acceleration events may be triggered; the expected timing of the filing of our first New Drug Application (NDA) with the FDA may be delayed; the identified opportunities will not result in shorter-term, high value results; clinical trial results may not be positive or our partners may decide not to move forward; management transition to a new chief executive officer may be disruptive or not succeed as planned; products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements; products in development may not achieve market acceptance; competitive products and pricing may hinder our commercial opportunities; we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel’s technology; and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2011 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

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